BiondVax Pharmaceuticals Ltd.

Jerusalem BioPark, 2nd Floor

Kiryat Hadassah, Building 1, JBP

Jerusalem, Israel 9112001

August 23, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Cindy Polynice

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS BiondVax Pharmaceuticals Ltd. (CIK No. 0001611747) Registration Statement on Form F-3 (File No. 333-274078)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BiondVax Pharmaceuticals Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-274078) so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on August 25, 2023, or as soon thereafter as is practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Perry Wildes, Adv., at +972 (3) 607-4444 or perry@gkh-law.com, of Goldfarb Gross Seligman & Co., counsel to the Company.

Sincerely,

BIONDVAX PHARMACEUTICALS LTD.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer